THE FUTURE OF DRUG DELIVERY

Roth Investor Conference - Investor Presentation
Newport Beach, CA – March 15, 2016
Domenic Della Penna, Chief Financial Officer

CONFIDENTIAL

intellipharmaceutics

FORWARD LOOKING STATEMENTS

- *Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "plans to," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with United States Food and Drug Administration ("FDA"), Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications and New Drug Applications, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

intellipharmaceutics

BUSINESS OVERVIEW

- Specialty Pharmaceutical Company focused on 505(b)(2) opportunities (NASDAQ: IPCI; TSX: I).
- History rooted in Complex Generics with Controlled-Release novel delivery systems.
- 2 ANDA's approved: - 2 strengths of generic Focalin® commercialized

  - generic Keppra® approved Feb 23/16; partnering discussions in progress
- 7 ANDA's filed with FDA and under review
- Unique and validated drug delivery technology platforms.
- Lead product candidates: Rexista™ Oxycodone XR and Regabatin™ XR.
- Experienced management team with proven track record of developing and commercializing controlled release pharmaceuticals.

BUSINESS OVERVIEW – NDA 505(B)2
New Product Candidates

- **1. Rexista™ Oxycodone XR**
  - **Rexista™ requires no Phase III trials provided we demonstrate bioequivalence**
  - **January 14, 2016 -- Pivotal trials indicate Rexista™ is bioequivalent to Oxycontin®**
  - **New Drug Application (NDA) to be filed June/July 2016**
  - **Rexista™ with PODRAS™ granted *Fast Track* designation by FDA**
- **2. Regabatin™ XR (Pregabalin)**
  - **Pre IND meeting held with FDA March 2015. IND filed August 2015**
- **Pipeline of 20 opiate drug candidates with 505(b)(2) potential***

*Drug candidate pipeline may change based upon scientific or business rationale

BACKGROUND – DR. ISA AND DR. AMINA ODIDI
Leveraging Proven Drug Delivery Capabilities

- **Dr. Isa Odidi joins Biovail in 1995**
  - **First as Director Research & Drug Development**
  - **Next as V.P. Research Drug Development and New Technologies**
  - **Instrumental in Developing key blockbuster drugs:**
    - **Adalat CC super-generic (Bayer)**
    - **Procardia XL super-generic (Pfizer)**
- **Biovail became a multi-billion dollar company**

intellipharmaceutics

BACKGROUND – DR. ISA AND DR. AMINA ODIDI
Leveraging Proven Drug Delivery Capabilities

- Dr. Isa and Dr. Amina Odidi form Intellipharmaceutics in 1998
  - Focus on complex controlled-release once-a-day formulations
  - Intellipharmaceutics becomes publicly traded in October 2009 on NASDAQ and TSX
  - Current focus shifting from generic ANDA regulatory pathway to NDA – 505(b)(2) pathway
  - Collectively, over 25 patents issued and over 30 patents pending

STRATEGIC FOCUS SHIFTING to NDA 505(B)(2) PATHWAY



Proven XR Drug delivery Capability
Proprietary Delivery Platform
• NCEs
• Optimize Efficacy
• Abuse-deterrent
• nPODDDS™
• PODRAS™
Primary
505(b)(2) NDAs
• Life Cycle Management
• Improved Compliance
• Efficacy Sustainability
Secondary
ANDAs
• Controlled Release Formulation
• Non infringing
• FTF potentials

intellipharmaceutics

REXISTA™ OXYCODONE XR
NDA 505(b)(2) Regulatory Pathway

OVERVIEW & HIGHLIGHTS

- Successful IND review and pivotal trial √
- Bioequivalence established, no Phase III required√
- FDA grants PODRAS™ Fast Track √
- NDA filing planned June/July 2016 √
- IPCI **first to demonstrate bioequivalency** to Oxycontin®√
  (excluding authorized generics)

US Economic Potential (1)

Oxycodone XR Sales	
$2.3B(2)	
Market Penetration	
15%	25%
Potential Revenue to IPCI and partner	
$345M	$575M

(1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the proposed markets for our product candidates, based on available information concerning third party brand and generic product sales, and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based.

(2) Source: Symphony Health Solutions ; data for the 12 months ending December 2015.

intellipharmaceutics

U.S. OPIOID DEATHS – AN EPIDEMIC

- 24.6 million Americans live with substance dependence or abuse.
- 1.9 million Americans live with prescription opioid abuse or dependence.
- 46 overdose deaths/day, 17,000 deaths annually from prescription opioids.
- Rates of opioid overdose deaths in 2014 increased by 14% over 2013.
- Opioid abuse comes at an annual cost of over $50B in direct healthcare costs.

FDA Response: April 2015 titled "Guidance for Industry: Abuse Deterrent Opioids – Evaluation and Labelling" citing the need for more efficacious abuse deterrent technology.

Sources: - American Society of Addiction Medicine – 2015 Facts & Figures
- Center for Disease Control (CDC) – Increases in Drug & Opioid Deaths – December 18, 2015

U.S. OPIOID DEATHS – AN EPIDEMIC


National Overdose Deaths
Number of Deaths from Prescription Opioid Pain Relievers
Total
Female
Male
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: National Center for Health Statistics, CDC Wonder

Support for Abuse-Deterrent Opioid Formulations is Growing

- **February 2016 – Obama Administration proposes $1.1 B in funding to address the opioid epidemic**
- **February 2016 – FDA issues Opioids Action Plan:**
  - **Will develop warnings for Immediate Release opioid labelling similar to Extended Release opioids**
  - **To expand access to abuse-deterrent formulations (ADFs) to discourage abuse**
  - **To expand use of expert Advisory Committees when reviewing approvals for opioids that do not have ADF properties**

FDA called on to create National Mandate for ADFs

- **65% of US adults believe the FDA should mandate pharmaceutical companies to include ADFs in their most abused drugs[1].**
- **Two thirds of the US adults would support legislation introduced in Congress to mandate the use of ADFs within the next four years[1].**
- **According to the study's lead researcher Rex Repass,**
  "This data reveals strong belief in the need for federal regulation to help curb prescription drug abuse, while certain states have enacted measures, regional standards are not sufficient. People are looking to the FDA to mandate abuse-deterrent products across the country as soon as is reasonably possible."
- **Dan Cohen, Forum Chair of The Abuse Deterrent Coalition (ADC) said,**
  "Abuse Deterrent Formulations are a critical part of the effort to curb prescription drug abuse, and it makes solid economic sense to focus on prevention as well as on treatment."

[1] Source: **REPASS Research survey of 1500 respondents Feb 9 to Feb 18, 2016. March 9, 2016 Press Release of Abuse Deterrent Coalition**

REXISTA™ OXYCODONE XR

Novel Point Of Divergence Drug Delivery System (nPODDDS ™)

- nPODDDS™ drug release profile shows a clearly defined Point Of Divergence (POD) in the drug release time lines:
  - Initial loading dose provides a quick onset of action
  - Followed by a shift in the drug release rate to reflect a controlled release or sustained action
- Applicable to opioid analgesics in order to discourage common methods of tampering or dose dumping
- Can potentially retard tampering without interfering with the bioavailability of the product

intellipharmaceutics
The future of drug delivery

REXISTA™ Oxycodone XR

ABUSE DETERRENT ATTRIBUTES

- Phase I pivotal Fed and fasted studies indicate:
  - Bioequivalence to oxycodone XR reference product (Oxycontin®)
  - No food effect
- Difficult to crush, pulverize, or extract with beverages/household solutions
- Designed to prevent Dose Dumping when co-administered with alcohol
- Coagulates instantaneously if crushed/pulverized and then hydrated
- Once hydrated, forms a viscous hydrogel that is difficult to:
  - Syringe
  - Inject
  - Snort

REXISTA™ Oxycodone XR

ABUSE DETERRENT ATTRIBUTES

- **Abuse by grinding, chewing, licking, inhalation, snorting, and insufflation releases a stigmatizing blue dye.**
- **Abuse by applying heat:**
  - **Difficult to vaporize without pyrolization.**
  - **Difficult to inhale from burning.**

intellipharmaceutics

ABUSE DETERRENT (AD) OPIOIDS
Competitive Landscape

Company/ Product	Active Opioid	Technology	Tamper Resistant	No Food Effect	Stigma tizing Dye	No Alcohol Dose Dumping	Approval Status/Remarks
IntelliPharmaceutics *Rexista™ Oxycodone XR*	Oxycodone	ER Tablets	✓	✓	✓	✓	Expect to file NDA June/July 2016 *[excludes* PODRAS™] Pivotal trials indicate *Rexista™* is bio-equivalent to *Oxycontin®*
Collegium *Xtampza™*	Oxycodone	CR Capsules	✓	✗	✗	✓	Tentative FDA approval Nov 2015. Expect Final approval soon. May be sprinkled on food. Needs to be administered with Food
Purdue *Oxycontin®*	Oxycodone	ER Tablets	✓	✓	✗	✓	April 17, 2013 FDA Approved. Represents the majority of volume/scripts

intellipharmaceutics

ABUSE DETERRENT (AD) OPIOIDS
Competitive Landscape

Company/ Product	Active Opioid	Technology	Tamper Resistant	No Food Effect	Stigma tizing Dye	No Alcohol Dose Dumping	Approval Status/ Remarks
Egalet *Egalet 002*	Oxycodone	ER Tablets	✓	**TBD**	✗	✓	**Late-stage Clinical development (Phase III). Difficult to chew/crush**
Pain Therapeutics *Remoxy®*	Oxycodone	ER Capsules	✓	**TBD**	✗	✓	**Still in development. Pfizer deal terminated Oct 2014. Difficult to chew, crush, snort or inject.**
Mallinckrodt *Xartemis™ XR*	Oxycodone + APAP	ER Tablets	✓	✓	✗	✓	**FDA approved May 2014. Taken with or w/o food. Alcohol contraindicated**
Elite/Epic *ELI-200*	Opioid + Naltrexone	Multi-particulate SR Capsule	✓	TBD	TBD	TBD	**NDA submitted Jan 2016 Limited information disclosed**

COMPETITIVE LANDSCAPE (Mid/Small Cap)
Comparison Table

Intellipharmaceutics' valuation trailing that of key competitors

Company/ Product	Ticker	Mkt Cap (M)	Ent . Value (M)	Sales TTM (M)	MKT Cap/Sales
Intellipharmaceutics	IPCI	$51	49.0	4.2	12x
Collegium	COLL	$365	267.0	Nil	N/A
Egalet	EGLT	$175	51.11	4.3	41x
Elite	ELTP	$205	204.0	8.5	24x
Pain Therapeutics	PTIE	$91	56.0	Nil	N/A

Source: Yahoo Finance Key Statistics March 9, 2016

intellipharmaceutics
The future of drug delivery

REXISTA™ Oxycodone XR
Product Development Milestones

R & D Batches- Stability HAL Studies	R & D Batches Pilot BE Studies	PIND FDA	IND FDA	Scale –UP	Stability & Abuse Liability Studies	Pivotal Batches BE Studies	NDA Filing	FDA PDUFA Timing
✓	✓	✓	✓	✓	Q2 2016*	✓	June/July 2016*	Q1 2017*

*Anticipated (excluding PODRAS technology)

THE UNMET NEED: OVERDOSE PREVENTION

- **In January 2013, the FDA published a paper titled, *Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling*, citing the need for more efficacious abuse deterrence-technology.**
- **In this draft Guidance, the FDA stated, "*Opioid analgesics are often manipulated for purposes of abuse. Most abuse-deterrent technologies developed to date are designed to make product manipulation more difficult or to make abuse of the manipulated product less attractive or rewarding. However, these technologies have not yet proven successful at deterring the most common form of abuse – swallowing a number of intact pills or tablets to achieve a feeling of euphoria*."**

More than Tamper resistance is required

REXISTA™ + PODRAS™

PODRAS™ Addressing an Unmet Need

- **Paradoxical OverDose Resistance Activating System (PODRAS™).**
- **Enhancement of Rexista™ abuse-deterrence properties and granted *Fast Track* designation by the FDA in May 2015.**
- **Designed to prevent overdose when more pills than prescribed are swallowed intact.**
- **Potential Best-in-Class Oxycodone product.**
- **Positively differentiate Rexista™ from other abuse-deterrent technologies.**
- **Potentially applicable to a wide range of drug products that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them.**
- **Solid oral dosage forms in all therapeutic classes.**

intellipharmaceutics

REXISTA™ + PODRAS™

PODRAS™ Addressing an Unmet Need

PRECLINICAL RESULTS SUGGEST:

- **Unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected**
- **If the prescribed number of pills is swallowed, the drug release should be as expected**

REXISTA™ + PODRAS™

Effect of Application of PODRAS™

Ten tablets of Rexista™ 80mg Versus Ten tablets of Oxycodone XR 80mg


1000
Drug release Profile (mg)
Oxycodone XR - 10 tablets (800mg)
Rexista™ - 10 tablets (800mg)
0
5
10
15
20
25
Time (hrs)

REGABATIN™ XR is a NOVEL PREGABALIN (Lyrica®)

Controlled Extended Release Formulation


Lower neck in front
Edge of upper breast
Below side bone at elbow
Just above knee on inside
Base of the skull
Neck and shoulder
Upper inner shoulder
Upper outer buttock
Hip bone

Fibromyalgia symptoms are more prominent overnight and morning


Fibromyalgia Cycle
Pain
Muscle tension
Daily stress
Limited Activity
Fatigue
Depression
Muscle stiffness

- Developed as a once-daily dosage formulation.
- Novel design for evening dosing with meal based on the **symptomatology and chronobiology of fibromyalgia.**
- Unique Pharmacokinetic profile allows for enhanced absorption and results in **highest exposure** to pregabalin **overnight and morning**, when symptoms are more prominent, particularly in patients with a lower pain threshold.

REGABATIN™ XR NDA Candidate
NDA 505(b)(2) Regulatory Pathway

OVERVIEW & HIGHLIGHTS

- Regabatin™ XR is a non-generic controlled-release formulation of Pregabalin (Lyrica®)
- There is no controlled-release formulation on market
- Pregablin is indicated for the management of neuropathic pain (fibromyalgia & postherpetic neuralgia)
- Novel design for evening dosing re: chronobiology of fibromyalgia
- Successfully completed initial phase I clinical trial
- IND filed August 2015 with FDA

US Economic Potential [1]

Lyrica® Sales	
$3.9B[2]	
Market Penetration	
15%	25%
Potential Revenue to IPCI and partner	
$585M	$975M

(1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the proposed markets for our product candidates, based on available information concerning third party brand product sales , and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for a potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based. (2) Source: Symphony Health Solutions; data for the 12 months ending December 2015.

CURRENT PRODUCTS/DOSSIERS

	PRODUCT	BRAND	DOSAGE STRENGTH	INDICATION	US FDA STATUS	US SALES
NDA	**Rexista™ Oxycodone**	OxyContin®	40 mg	Pain	NDA (505 B2) expected to file Q2/Q3 2016:	**$2.3B***
NDA	**Regabatin™ (Pregabalin XR)**	Lyrica®	150 mg	Neuropathic Pain	IND (505 B2) filed Q3 2015:	**$3.9B***
ANDAs	**Dexmethylphenidate ER**	Focalin XR®	5, 10, 15, 20, 25, 30, 35, & 40 mg Caps	ADHD	**Approved 15mg, 30mg**	**$768M***
ANDAs	**Levetiracetam ER**	Keppra XR®	500 mg & 750 mg Tabs	Epilepsy	**Approved 500mg, 750mg**	**$168M***
ANDAs	**Metformin ER**	Glucophage ® XR	500 mg & 750 mg Tabs	Diabetes	Under Review	**$1.3B***
ANDAs	**Venlafaxine ER**	Effexor XR®	37.5 mg, 75m & 150 mg Caps	Depression	Under Review	**$794M***
ANDAs	**Pantoprazole**	Protonix®	20 mg & 40 mg Tabs	GERD	Under Review	**$352M***
ANDAs	**Quetiapine ER**	Seroquel XR®	50, 150, 200, 300 & 400 mg Tabs	Schizophrenia	Under Review	**$1.3B***
ANDAs	**Lamotrigine ER**	Lamictal® XR	25, 50, 100, 200, 250 & 300 mg Tabs	Epilepsy	Under Review	**$523M***
ANDAs	**Desvenlafaxine**	Pristiq®	50 mg & 100 mg Tabs	Depression	Under Review	**$872M***
ANDAs	**Carvedilol CR**	Coreg CR®	10, 20, 40 & 50 mg Caps	CHF	Late Stage Dev.	**$283M***

* Source: Healthcare Analytics (a symphony Health Company). Represents sales for all strengths for the 12 months ending December 2015 in the U.S. All ANDA figures include sales of generics in TRx MBS Dollars.

KEY VALUE DRIVERS

- Re-prioritized focus on 505(b)(2) filings (NDA candidates)
- Leverage proven technology & commercialization success to further develop:
  - **Rexista™ Oxycodone XR**
    - Abuse Deterrent (AD)
    - AD + PODRAS™

    Catalyst: plan to file NDA by June/July 2016
  - **Regabatin™ XR** (Pregabalin)

    IND filed August 2015
- Recent Keppra® approval indicates FDA making progress with our ANDA backlog
- Multiple shots on goal; ANDAs a potential safety net and NDAs a growth driver
- Pursue partnering opportunities: generic Keppra® and Rexista™